Exhibit 12.1

REXFORD INDUSTRIAL REALTY, INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Rexford Industrial Realty, Inc.		Rexford Industrial Realty, Inc. Predecessor
	Year ended December 31, 2014	Period from July 24, 2013 to December 31, 2013	Period from January 1, 2013 to July 23, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Earnings
Add:
Loss from continuing operations before adjustment for income or loss from equity investees	$(1,141,000)	$(1,102,000)	$(7,279,000)	$(8,436,000)	$(7,619,000)
Fixed charges (see below)	6,534,000	1,791,000	9,415,000	16,950,000	17,535,000
Distributed income of equity investees	1,689,000	-	-	-	-
Subtract:
Capitalized interest	(42,000)	-	-	-	-
Earnings	$7,040,000	$689,000	$2,136,000	$8,514,000	$9,916,000

Fixed Charges
Interest expense	$6,400,000	$1,763,000	$9,395,000	$16,875,000	$17,466,000
Capitalized interest	42,000	-	-	-	-
Rental expense at computed interest factor (1)	92,000	28,000	20,000	75,000	69,000
Fixed charges	$6,534,000	$1,791,000	$9,415,000	$16,950,000	$17,535,000

Consolidated ratio of earnings (loss) to fixed charges	1.08	0.38	0.23	0.50	0.57
Inadequate amount	--	$(1,102,000)	$(7,279,000)	$(8,436,000)	$(7,619,000)

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.